FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated June 15, 2015

TRANSLATION

Autonomous City of Buenos Aires, June 15, 2015

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Relevant Information

Dear Sirs:

The purpose of this letter is to comply with the Buenos Aires Stock Exchange Regulations to inform that the entities Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U (collectively, "Petersen") have filed a lawsuit in the District Court of the United States for the Southern District of New York, under file No. 15 CV 2739 (the "Complaint") against the Republic of Argentina and YPF S.A. ("YPF" or the "Company").

In that connection, please be informed that Petersen – a former shareholder of YPF – has brought suit for issues related to the expropriation of Repsol's majority stake in YPF by the Republic of Argentina. The lawsuit alleges that the expropriation violated the obligations of the Republic of Argentina and YPF in YPF's bylaws and in YPF's initial public offering to make a tender offer to the shareholders. The lawsuit seeks unspecified compensation.

Additionally, YPF has been served the complaint and YPF and Petersen have agreed on a deadline to respond to the complaint, which has been authorized by the presiding judge.

Without prejudice to the detailed legal analysis of the complaint that YPF will carry out in order to defend the Company, the Company categorically rejects the allegations made in the complaint, which it considers without merit, and the Company will vigorously defend its interests.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 15, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer